UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2002

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                       For the transition period from      to

                         Commission file number 0-15279


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GENERAL COMMUNICATION, INC.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

                                        GENERAL COMMUNICATION, INC.
                                  QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                                 FORM 11-K

                                   FOR THE YEAR ENDED DECEMBER 31, 2002

                                             TABLE OF CONTENTS

                                                                                                      Page No.
                                                                                                      --------
Independent Auditors' Report dated June 3, 2003..........................................................3

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001............................4

Statements of Changes in Net Assets Available for Benefits for the Years Ended
   December 31, 2002 and 2001............................................................................5

Notes to Financial Statements............................................................................6

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .........................................17

Schedule H, Line 4j - Schedule of Reportable Transactions ..............................................18

Signature...............................................................................................19

Exhibits:
  Exhibit No.                                            Description
----------------  ---------------------------------------------------------------------------------------------
    23.1           Consent of KPMG LLP (Accountant for the Plan) *
    99.1           Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of
                     the Sarbanes-Oxley Act of 2002 *

 -------------------------
    *              Filed herewith.
 -------------------------

                          INDEPENDENT AUDITORS' REPORT



The Plan Trustees
General Communication, Inc. Qualified
   Employee Stock Purchase Plan


We have audited the accompanying statements of net assets available for benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2002 and 2001, and the changes in those net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/
KPMG LLP

Anchorage, Alaska
June 3, 2003

                                           GENERAL COMMUNICATION, INC.
                                      QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                                 Statements of Net Assets Available for Benefits
                                            December 31, 2002 and 2001


                                                                                2002             2001
                                                                          --------------    --------------
         Cash and cash equivalents                                       $            3                8
                                                                          --------------    --------------

         Investments, at fair value:
           Nonparticipant directed:
              Common stock                                                   29,044,279       37,474,528
                                                                          --------------    --------------

           Participant directed:
              Common stocks                                                   8,827,050        2,218,647
              Mutual funds                                                    4,387,931        4,303,188
              Common/collective trust                                           707,308          547,656
                                                                          --------------    --------------
                                                                             13,922,289        7,069,491

           Participant loans                                                    875,297          843,557
           Pending settlements                                                    4,084              ---
                                                                          --------------    --------------

                Total investments, at fair value                             43,845,949       45,387,576
                                                                          --------------    --------------

         Contributions receivable:
           Employee                                                             162,415          150,773
           Employer                                                             134,853          129,199
                                                                          --------------    --------------
                                                                                297,268          279,972

         Investment income receivable                                             8,399            5,935

         Accrued excess employee contributions                                      ---          (47,942)
                                                                          --------------    --------------

                  Net assets available for benefits                      $   44,151,619       45,625,549
                                                                          ==============    ==============

         See accompanying notes to financial statements.

                                           GENERAL COMMUNICATION, INC.
                                       QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                             Statements of Changes in Net Assets Available for Benefits
                                       Years Ended December 31, 2002 and 2001

                                                                                  2002               2001
                                                                            ---------------    ---------------
Contributions:
   Employee                                                                $    4,940,036          3,883,166
   Employer                                                                     4,065,147          3,321,168
                                                                            ---------------    ---------------
                                                                                9,005,183          7,204,334
                                                                            ---------------    ---------------

Investment income:
   Net appreciation (depreciation) in fair value of investments                (8,966,795)         5,364,369
   Dividend income                                                                101,571            164,731
   Interest income                                                                 81,644             67,601
                                                                            ---------------    ---------------
                                                                               (8,783,580)         5,596,701
                                                                            ---------------    ---------------

     Increase in net assets available for benefits                                221,603         12,801,035

Employee withdrawals                                                            1,695,533          2,766,493
                                                                            ---------------    ---------------
     Net increase (decrease) in net assets available for benefits              (1,473,930)        10,034,542

Net assets available for benefits at beginning of period                       45,625,549         35,591,007
                                                                            ---------------    ---------------

     Net assets available for benefits at end of period                    $   44,151,619         45,625,549
                                                                            ===============    ===============

See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

 (1)     Description of Plan
         The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

            General
            The Plan is a defined contribution plan covering employees of General Communication, Inc. ("GCI") and affiliated companies (collectively, the "Company") who have completed one year of service, as defined in the Plan document. Affiliated companies include GCI, Inc., GCI, Inc.'s subsidiary GCI Holdings, Inc., GCI Holdings, Inc.'s subsidiaries GCI Communication Corp., GCI Cable, Inc., and GCI Transport Co., Inc., GCI Fiber Co., Inc., GCI Fiber Communication Co., Inc. and Fiber Hold Co., Inc. and GCI Fiber Co., Inc.'s and Fiber Hold Co., Inc.'s partnership Alaska United Fiber System Partnership ("Alaska United"), GCI Communication Corp.'s subsidiary Potter View Development Co., Inc., GCI Cable, Inc.'s subsidiary GCI American Cablesystems, Inc., GCI American Cablesystems, Inc.'s subsidiary GCI Cablesystems of Alaska, Inc., and GCI Transport Co., Inc.'s subsidiary GCI Satellite Co., Inc. All subsidiaries are wholly-owned at December 31, 2002.

            Effective January 1, 2003 GCI American Cablesystems, Inc. and GCI American Cablesystems, Inc.'s subsidiary GCI Cablesystems of Alaska, Inc. were merged with GCI Cable, Inc.

            Contributions
            The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

               (1) Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

               (2) Non-qualified Voluntary Contributions ("after-tax
                   contributions") which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

            Eligible employees of the Company may elect to reduce their compensation in any amount up to 10% of such compensation subject to a maximum of $11,000 and $10,500 in 2002 and 2001, respectively; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions.

            The Company may match employee salary reduction and after-tax contributions in any amount determined by the Company's Board of Directors each year, but not more than 10% of any one employee's compensation will be matched in any pay period. All matching contributions are invested in GCI Class A or Class B common stock.

            The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of:

               o 100% of any employee's compensation (determined after salary reduction), or $40,000 for 2002, and
               o 25% of any employee's compensation (determined after salary reduction), or $35,000 for 2001.


                                       6                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            Compensation considered for all Plan purposes is subject to a compensation ceiling of $200,000 and $170,000 in 2002 and 2001, respectively. Beginning in 2002, eligible employees were allowed to make catch-up contributions of no more than $1,000. These catch-up contributions are not eligible to receive employer matching contributions.

            As of January 1, 2003, eligible employees can elect to reduce their compensation in any even dollar amount up to 50 percent of such compensation (subject to certain limitations) up to a maximum of $12,000 and may make catch-up contributions of up to $2,000.

            Employee contributions invested in GCI Class A and Class B common stock may receive up to 100% matching, as determined each year by the Company's Board of Directors, in GCI Class A and Class B common stock. Employee contributions invested in other than GCI Class A and Class B common stock may receive up to 50% matching, as determined each year by the Company's Board of Directors, in GCI Class A and Class B common stock.

            Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship, disability, death or termination of employment. Plan earnings are taxable to the employee either upon distribution or, in the case of GCI common stock distributions, upon eventual disposition of the stock.

            Participant Accounts
            Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings. Plan earnings are allocated quarterly. Earnings of assets other than GCI Class A and Class B common stock are allocated based on the participant's weighted average account balance (excluding GCI common stock) as a proportion of total weighted average account balances (excluding GCI common stock) during the calendar quarter. Earnings on GCI common stock are allocated to the accounts holding such common stock, based upon the number of shares held by each participant account at the end of the calendar quarter.

            Vesting
            A participant's interest in his or her Salary Reduction Contributions and Non-qualified Voluntary Contributions is always fully vested and is not subject to forfeiture.

            The participant's interest in the Company matched portion of their account ("Matching Account") is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

                               Years of Service               Vested Percentage
                          --------------------------          -----------------
                          Less than 1                                   0%
                          1 or more but less than 2                    20%
                          2 or more but less than 3                    30%
                          3 or more but less than 4                    45%
                          4 or more but less than 5                    60%
                          5 or more but less than 6                    80%
                          6 or more                                   100%

            Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

            A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age


                                       7                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies; or (iii) becomes totally and permanently disabled. A participant's interest in their Matching Account fully vests upon the termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

            If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the second Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The shares of that participating employee's account previously forfeited will be restored.

            Forfeitures
            If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited. All amounts so forfeited will be used to reduce future Company matching contributions. During 2002 and 2001, employer contributions were reduced by $223,939 and $0, respectively, from forfeited nonvested accounts. At December 31, 2002 and 2001, $103,509 and $295,533, respectively, had been forfeited but had not yet been used to reduce the Company's match.

            Participant Loans
            Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their account balance comprised of participant contributions and earnings upon such contributions. Loan transactions are treated as a transfer to (from) the appropriate investment fund (from) to the participant's loan. Loan terms range from 1-5 years. Loans are secured by the vested balance in the participant's account and earn interest at a fixed rate calculated at the loan date. The fixed rate is calculated using the prime rate reported in the Wall Street Journal at the loan date plus 2%. Principal and interest is paid ratably through semi-monthly payroll deductions.

(2)      Summary of Significant Accounting Policies
         The Plan financial statements are based on the accrual method of accounting in accordance with generally accepted accounting principles. Plan investments are stated at fair value.

         In preparing the financial statements, the Plan administrator is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and additions and deductions to (from) net assets for the period. Actual results could differ from those estimates and assumptions.

         At December 31, 2002 the fair values of GCI Class A common stock, Comcast Corporation common stock, WorldCom Group common stock, MCI Group common stock, AT&T Corporation common stock and AT&T Wireless Corporation common stock are based on the average of the bid and ask prices during the day as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. GCI Class B common stock is traded on the Over-the-Counter market. GCI Class B common stock is convertible share-for-share into GCI Class A common stock and is valued based on Over-the-Counter activity. Mutual fund investments are carried at fair value, as determined by individual fund management, based upon quoted market prices.


                                       8                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         The Common/Collective Trust invests primarily in money market instruments, U.S. Government agency obligations, and investment contracts. The Plan's ownership in the Common/Collective Trust is carried at fair value based on the investment's net asset value per unit. Money market instruments and U.S. Government agency obligations in the Common/Collective Trust are valued at amortized cost. The investment contracts in the Common/Collective Trust are carried at either contract value, which approximates fair value, because certain contracts are fully benefit responsive, or at contract book value which approximates amortized cost.

         Pending Settlements represent the value of sold or purchased securities during the three-business day settlement period.

         Purchases and sales of securities are recorded on a trade-date basis.

         Reclassifications have been made to the 2001 financial statements to make them comparable with the 2002 presentation.

(3)      Administration of Plan Assets
         Merrill Lynch is the Plan's recordkeeper and asset trustee. Administrative expenses related to the Plan of $22,013 and $16,191 for the years ended December 31, 2002 and 2001, respectively, are paid directly by the Company to the recordkeeper and the asset trustee. The asset trustee charges trade fees for all transactions in common stock investments. Trade fees for mutual fund investments, if any, are described in each fund's prospectus. Company employees provide administrative support to the Plan but no employee receives compensation from the Plan.

(4)      Amendment or Termination
         The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Matching Account.

(5)      Investments
         Investment choices offered to Plan participants at December 31, 2002 were as follows:

              Common Stock:
              -------------
              o  GCI Class A and Class B.

              o AT&T Corporation - prior to March 15, 1999, the Plan allowed participants to invest in TCI Group Series A common stock. On March 15, 1999 AT&T merged with TCI and subsequently converted each share of TCI Group Series A common stock into 0.7757 share of AT&T Corporation common stock.

              o AT&T Wireless Corporation- on July 9, 2001, AT&T Corporation distributed shares of AT&T Wireless Group Inc. to its shareholders. Shareholders received 0.3218 share of AT&T Wireless Corporation common stock for each share of AT&T Corporation common stock outstanding.

              o Comcast Corporation- on November 15, 2002, AT&T Corporation distributed shares of Comcast Corporation to its shareholders. Shareholders received 0.3235 share of Comcast Corporation common stock for each share of AT&T Corporation common stock outstanding.


                                       9                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

              o WorldCom Group- this common stock was delisted from The Nasdaq Stock Market on July 30, 2002, as a result of WorldCom Inc.'s bankruptcy filing in July 2002. The Plan no longer allowed investment in WorldCom Group common stock as of February 14, 2003 (see note 9).

              o MCI Group- after The Nasdaq Stock Market closed on June 7, 2001, each share of WorldCom common stock was converted to one share of WorldCom Group common stock and 1/25 of a share of MCI Group common stock. This common stock was delisted from The Nasdaq Stock Market on July 30, 2002, as a result of WorldCom, Inc.'s bankruptcy filing in July 2002. The Plan no longer allowed investment in MCI Group common stock as of February 14, 2003 (see note 9).

              Common/Collective Trust:
              o Merrill Lynch Retirement Preservation Trust - a collective trust seeking to provide preservation of principal, liquidity and current income that is typically higher than money market accounts, by investing in a broadly diversified portfolio of Guaranteed Investment Contracts, U.S. government agency securities, and high-quality money market securities.

              Mutual Funds:
              o Alger Large Cap Growth Institutional Portfolio Fund - a mutual fund seeking long-term capital appreciation. The fund normally invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of $1 billion or greater. The fund may also invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of less than $1 billion. In addition, the Fund may invest up to 20% of its total assets in foreign securities.

              o Mercury Total Return Bond Fund - a mutual fund seeking to maximize long-term total return through investment in bonds of varying maturities with a portfolio duration of two to eight years. In February 2003, the Mercury Total Return Bond Fund was merged into the Merrill Lynch Bond Fund Core Bond Portfolio. The primary objective of the new fund is to seek a high level of current income through investments primarily in long-term corporate bonds rated A or better by either Moody's Investors Service or Standard & Poor's Rating Group. The Fund may invest up to 25% of its total assets in foreign securities. The fund may also seek to hedge its portfolio against market and currency risk through the use of currency and other financial futures contracts and related options transactions. As a secondary objective, the fund seeks capital appreciation when consistent with its primary objective.

              o Oakmark Select Fund - a mutual fund seeking long-term capital appreciation. The fund invests primarily in securities of U.S. issuers. However, it may invest up to 25% of its total assets (valued at the time of investment) in securities of non-U.S. issuers, including foreign government obligations as well as foreign equity and debt securities that are traded over-the-counter or on foreign exchanges. There are no geographic limits on the Fund's foreign investments, but the Fund does not expect to invest more than 5% of its assets in securities of issuers based in emerging markets. The Fund's adviser uses a value investment strategy that evaluates individual companies whose shares trade in the market at significant discounts to what they believe is their true business value. The Fund is a non-diversified portfolio that holds a high concentration of assets in a relatively small number of securities.

              o Dreyfus Founders Discovery Fund - a mutual fund seeking capital appreciation. The fund normally invests at least 65% of its total assets in common stocks of small, rapidly growing


                                       10                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

                 U.S.-based companies with small market capitalizations. The fund may invest up to 30% of its total assets in foreign securities.

              o Merrill Lynch Basic Value Fund - a mutual fund seeking capital appreciation and, secondarily, income by investing in securities, primarily equities, that Fund management believes are undervalued. The fund seeks to invest in stocks that possess one or more of the following characteristics:

                 - Are selling at a discount either from book value (a company's assets, minus its liabilities, divided by the number of shares of common stock outstanding), or from historical price-earnings ratios.
                 - Seem capable of recovering from situations that caused the companies to become temporarily out of favor.

                 Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio. This Fund may invest up to 25% of its total assets in foreign securities.

              o PIMCO PEA Innovation Fund - a mutual fund seeking capital appreciation. The fund invests at least 65% of its total assets in common stocks of companies which utilize innovative technologies to gain a strategic competitive advantage in the industry, as well as in companies that provide and service those technologies. Securities are selected with minimal emphasis on more traditional factors, such as growth potential or value relative to intrinsic worth. Special emphasis is placed on companies that fund management believes have innovative technologies in new products, enhanced distribution systems and improved management techniques. Although the fund emphasizes the utilization of technologies, it is not restricted to investment in companies in a particular business sector or industry. The fund may buy and sell certain "derivative" instruments, contracts or options for the purpose of hedging or increasing its return, when advisable and consistent with the fund's investment objective, subject to limitations.

              o Van Kampen Aggressive Growth Fund - a mutual fund seeking capital growth. The fund ordinarily invests at least 65% of its total assets in common stocks and other equity securities fund management believes have above-average potential for capital growth. The fund emphasizes the securities of small- to mid-sized companies, but may also invest in the securities of larger companies that fund management believes have an above-average potential for capital growth. In selecting investments, fund management seeks to identify companies positioned to produce an attractive level of future earnings through the development of new products, services or markets, or as a result of changing market or industry conditions. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging or increasing its return, when advisable and consistent with the fund's investment objective, subject to certain limitations. The Fund may also invest up to 20% of its total assets in the securities of foreign issuers.

              o Merrill Lynch S&P 500(R) Index Fund - a mutual fund seeking to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500(R)). The Index is composed of the common stocks of 500 large-capitalization companies within various industrial sectors, most of which are listed on the New York Stock Exchange. In seeking this objective, fund management generally will allocate investments among common stocks in approximately the same weightings as the Index. However, certain factors may make the purchase of some stocks impracticable or unnecessary.


                                       11                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

              o State Street Research Aurora Fund - a mutual fund seeking a high total return, consisting principally of capital appreciation. The fund ordinarily invests at least 65% of its total assets in small-company value stocks. The fund generally expects that most of these stocks will not be larger than the stocks of the largest companies in the Russell 2000(R)Index. Fund management takes a value approach, searching for those companies that appear to be trading below their true worth. The fund reserves the right to invest up to 35% of its total assets in other securities. These may include other types of stocks, such as larger-company stocks or growth stocks. Up to 35% of the fund's total assets may be invested in the securities of foreign issuers. The Fund may also buy or sell certain derivative instruments, contracts or options for the purpose of hedging or speculation, when advisable and consistent with the Fund's investment objective, subject to certain limitations.

              o AIM International Equity Fund - a mutual fund seeking to provide long-term growth of capital by investing in a diversified portfolio of international equity securities, the issuers of which are considered by fund management to have strong earnings momentum. The fund normally invests at least 70% of its total assets in marketable equity securities (including common stock, preferred stock, depositary receipts for stock and other securities having the characteristics of stock) of foreign companies which are listed on a recognized foreign securities exchange or traded in a foreign over-the-counter market. The fund may also invest up to 20% of its total assets in securities exchangeable for, or convertible into, equity securities of foreign companies. The fund will emphasize investments in foreign companies in the developed countries of Western Europe and the Pacific Basin, and may also invest, to a limited extent, in the securities of companies located in developing countries in various regions of the world.

              o Oppenheimer Quest Balanced Value Fund - a mutual fund primarily seeking growth of capital and, secondarily, investment income. The fund invests primarily in marketable equity securities traded on national exchanges that fund management believes are undervalued in the marketplace and offer the possibility of increased value. The fund invests at least 25% of its total assets in equity securities, including common stocks and preferred stocks. The fund also invests at least 25% of its total assets in fixed-income senior securities. These securities include bonds, debentures, notes, participation interests, convertible securities, U.S. government obligations and money market instruments. The fund may invest up to 25% of its total assets in lower grade debt securities, and may invest in the securities of foreign issuers. The Fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging, when advisable and consistent with the Fund's investment objective, subject to certain limitations.

         Common stock investment prices per share follow:
                                                                          December 31,       December 31,
                                                        May 31, 2003          2002               2001
                                                       --------------    ---------------    ---------------
                  GCI Class A                         $     5.63              6.71               8.53
                  GCI Class B                               6.15              7.60              10.25
                  AT&T Corporation                         19.49             26.11              18.14
                  AT&T Wireless Corporation                 7.77              5.65              14.37
                  Comcast Corporation                      30.01             23.57                N/A
                  WorldCom Group                            0.07              0.14              14.06
                  MCI Group                                 0.18              0.18              12.70

                                       12                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         The Plan was amended in 2002 to allow 25% of each participant's March 31, 2002 GCI common stock holdings to be sold and reinvested in other Plan investment choices, at the participant's election. The amendment provides each participant with the ability to sell such shares and reinvest the proceeds in other Plan investments, or continue to retain the shares of GCI common stock.

         Investments which represent 5% or more of the Plan's net assets at
         December 31, 2002 and 2001 follow:
                                                                    2002                2001
                                                               ----------------    ----------------
                  GCI Class A and Class B common stock:
                    Participant directed                      $   8,652,386           1,566,727
                    Nonparticipant directed                      29,044,279          37,474,528
                                                               ----------------    ----------------
                                                              $  37,696,665          39,041,255
                                                               ================    ================

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated
         (depreciated) in value as follows:
                                                                     Years ended December 31,
                                                               ------------------------------------
                                                                    2002                2001
                                                               ----------------    ----------------
                  Common stock                                $  (8,041,705)          5,648,625
                  Mutual funds                                     (925,090)           (284,256)
                                                               ----------------    ----------------
                                                              $  (8,966,795)          5,364,369
                                                               ================    ================

         Net appreciation (depreciation) in fair value by participant and nonparticipant directed investments is as follows:
                                                                     Years ended December 31,
                                                               ------------------------------------
                                                                     2002                2001
                                                               ----------------    ----------------
                  Participant directed:
                    Common stock                              $     373,698             316,880
                    Mutual funds                                   (925,090)           (284,256)
                                                               ----------------    ----------------
                       Total participant directed                  (551,392)             32,624
                  Nonparticipant directed common stock
                                                                 (8,415,403)          5,331,745
                                                               ----------------    ----------------
                                                              $  (8,966,795)          5,364,369
                                                               ================    ================

                                       13                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(6)      Changes in Net Assets of Nonparticipant Directed Investments

         The GCI Class A and Class B common stock contributed to the Plan by the employer or purchased by the Plan with employer matching funds are nonparticipant directed investments. The following summarizes the significant components of the changes in net assets of nonparticipant directed investments:
                                                                     Years ended December 31,
                                                               ------------------------------------
                                                                     2002                2001
                                                               ----------------    ----------------
                  Changes in net assets:
                    Contributions                             $   7,619,763           6,703,110
                    Net appreciation (depreciation)              (8,415,403)          5,331,745
                    Interest income                                  18,639              51,467
                    Employee withdrawals                           (917,438)         (2,328,693)
                    Net transfers to participant directed
                        investments                              (6,735,810)           (597,277)
                                                               ----------------    ----------------
                                                              $  (8,430,249)          9,160,352
                                                               ================    ================

(7)      Income Taxes
         The Plan is qualified under Section 401(a) of the Code pursuant to favorable tax determination letters dated December 9, 1987, March 8, 1988, March 13, 1996, February 23, 2001, and June 25, 2002 obtained from the Internal Revenue Service. Although the most recent tax determination letter received by the Plan Sponsor does not reflect certain changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code. The trust established pursuant to the Plan is, therefore, exempt from taxation under Section 501(a) of the Code.

(8)      Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                                     Years Ended December 31,
                                                               ------------------------------------
                                                                    2002                 2001
                                                               ----------------    ----------------
                  Benefits paid to participants per the
                    financial statements                      $   1,695,533           2,766,493
                  Less accrued participant withdrawals,
                    prior year                                          ---             (47,545)
                                                               ----------------    ----------------
                    Benefits paid to participants per Form
                       5500                                   $   1,695,533           2,718,948
                                                               ================    ================

(9)      Subsequent Events
         In April 2002, the Plan was amended to allow certain portions of all active, inactive and terminated participants' GCI common stock holdings to be sold and reinvested in other Plan investment choices, at the participant's election ratably over four years. Effective January 1, 2003, the April 2002 amendment was superceded by a new Plan amendment which allows participating employees to sell up to 100 percent of their holdings of GCI Class A and B common stock balances computed as of December 31, 2002 and purchase other investments offered by the Plan. Each participant will have complete discretion to sell or continue to retain such shares of GCI common stock.



                                       14                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         Effective January 23, 2003, the Plan added seven mutual fund investment choices as follows:
         o American Intermediate Bond Fund of America - a mutual fund seeking to provide current income and preservation of capital through a bond portfolio with an average effective maturity no greater than five years. The fund seeks to maintain a portfolio of debt securities with quality ratings of A or better, or unrated but determined to be of equivalent quality including securities issued and guaranteed by the U.S. government and securities backed by mortgages or other assets.

         o Federated Fund for U.S. Government Securities - a mutual fund seeking to provide current income by investing exclusively in securities which are primary or direct obligations of or guaranteed by the U.S. government, its agencies or instrumentalities, as well as certain collateralized mortgage obligations. Such securities include: (1) U.S. Treasury bills, notes and bonds; (2) U.S. government agency and instrumentality obligations; and (3) mortgage obligations collateralized by the Government National Mortgage Association, the Federal National Mortgage Association, or the Federal Home Loan Mortgage Corporation Participation Certificates.

         o Lord Abbett Bond Debenture Fund - a mutual fund seeking current income and capital appreciation for a high total return. Under normal circumstances, the fund invests at least 65% of its total assets in bonds and/or debentures. The fund seeks unusual values and may invest substantially in a portfolio of high-yield, lower-quality bonds and notes. The fund may also invest up to 20% of its total assets in foreign debt securities.

         o MFS Total Return Fund - a mutual fund seeking above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. The fund also seeks reasonable opportunity for growth of capital and income. The fund may invest up to 20% (and expects to invest between 5% and 20%) of its total assets in foreign and emerging market securities. The fund may invest up to 20% in high-yield securities. The fund has the flexibility to invest in derivative securities when fund management believes such securities can provide better value relative to direct investments in stocks or bonds.

         o AIM Mid Cap Core Equity Fund - a mutual fund seeking long-term growth of capital. The fund invests at least 65% of its total assets in equity securities of U.S. middle-capitalization companies, which are defined as companies with market capitalizations between $1 billion and $5 billion. Fund management uses a multistage process to identify companies that possess sustainable above-average growth at an attractive offering price. The fund may invest up to 35% of its total assets in equity securities of U.S. companies that have market capitalizations of less than $1 billion or greater than $5 billion, as well as in equity securities of issuers not located in the U.S. In addition, the fund may invest up to 35% of its total assets in investment grade debt securities, including U.S. and foreign government securities and corporate debt securities. The fund may also buy and sell certain derivative instruments, contracts or options for the purpose of hedging, when advisable and consistent with the fund's investment objective, subject to certain limitations.

         o Phoenix-Duff & Phelps Real Estate Securities Fund - a mutual fund seeking capital appreciation and income. The fund normally invests at least 75% of its assets in real-estate-related securities such as real estate investment trusts ("REITs"). The fund may invest the balance of its assets in debt securities of companies mainly engaged in the real-estate industry, Real Estate Mortgage Investment Conduits ("REMICs"), and short-term



                                       15                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            instruments. Fund management seeks issuers which derive at least 50% of their gross revenues from the ownership, development, construction, financing, management, or sale of real estate. The fund is non-diversified and therefore considered more risky than one that is more diversified.

         o Eaton Vance Utilities Fund - a mutual fund seeking to provide a high level of total return, consisting of capital appreciation and relatively predictable income. The fund invests principally in dividend-paying common stocks of utilities companies, including (among others) producers and distributors of gas power and electric energy, and communications service providers. The fund may invest up to 20% of its net assets in fixed-income securities (including up to 10% of net assets in lower rated fixed-income securities), and up to 20% of its total assets in foreign securities. The Fund may engage in derivative transactions to protect against price decline, to enhance returns or as a substitute for purchasing or selling securities. The Fund is non-diversified and invests a larger portion of its assets in the obligations of a limited number of issuers than would a diversified fund.

         The impaired market for shares of WorldCom Group and MCI Group common stock has resulted in difficulty executing trades on behalf of participating employees. Accordingly, as of February 14, 2003, participating employees were no longer allowed to invest in the common stock of WorldCom Group or MCI Group.

                                                       GENERAL COMMUNICATION, INC.
                                                  QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                            December 31, 2002
                                                                                                               (e) Current
  (a)              (b) Identity of Issue              (c) Description of Investment           (d) Cost            Value
------       ---------------------------------    -------------------------------------    --------------    ---------------
             Nonparticipant Directed:
             Common stock:
*            General Communication, Inc           4,316,977 total shares of Class A and
                                                    Class B common stock                   $ 24,441,693      $   29,044,279
                                                                                                              ---------------
             Participant Directed:
             Common stocks:
*            General Communication, Inc           1,285,659 total shares of Class A and
                                                    Class B common stock                    **                    8,652,386
             AT&T Corporation                     2,168 shares of common stock              **                       56,610
             AT&T Wireless Corporation            5,160 shares of common stock              **                       29,156
             Comcast Corporation                  3,337 shares of common stock              **                       78,646
*            WorldCom Group                       61,709 shares of common stock             **                        8,516
*            MCI Group                            9,641 shares of common stock              **                        1,736
                                                                                                              ---------------
                                                                                                                  8,827,050
                                                                                                              ---------------
             Mutual fund investments:
             Alger Large Cap Growth
               Institutional Portfolio            4,692 shares                              **                       39,320
             Mercury Total Return Bond Fund       45,235 shares                             **                      602,074
             Oakmark Select Fund                  8,489 shares                              **                      201,265
             Dreyfus Founders Discovery Fund      4,718 shares                              **                       90,064
             Merrill Lynch Basic Value Fund       31,105 shares                             **                      724,127
             PIMCO Innovation Fund                4,219 shares                              **                       45,443
             Van Kampen Aggressive Growth Fund    24,204 shares                             **                      214,450
             Merrill Lynch S&P 500 Index Fund     58,488 shares                             **                      629,330
             State Street Research Aurora Fund    34,203 shares                             **                      882,426
             AIM International Equity Fund        38,468 shares                             **                      491,623
             Oppenheimer Quest Balanced Value
               Fund                               37,039 shares                             **                      467,809
                                                                                                              ---------------
                                                                                                                  4,387,931
             Common / collective trust:
             Merrill Lynch Retirement
               Preservation Trust                 707,308 units                             **                      707,308

             Participant loans                    Interest bearing at 6.25% to 11.50%       **                      875,297

             Pending settlements                  4,084 units                               **                        4,084
                                                                                                              ---------------
                  Total participant directed                                                                     14,801,670
                                                                                                              ---------------
                                                                                                             $   43,845,949
                                                                                                              ===============

       *     Party-in-interest
       **    Not required for participant directed investments

             See accompanying independent auditors' report.

                                                       GENERAL COMMUNICATION, INC.
                                                  QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                        Schedule H, Line 4j - Schedule of Reportable Transactions

                                                      Year Ended December 31, 2002
                                                                                                       (h) Current
                                                                                                         Value of
                                                                                                         Asset on
  (a) Identity of       (b) Description of     (c) Purchase        (d) Selling       (g) Cost of       Transaction      (i) Net Gain
   Party Involved              Asset               Price              Price              Asset             Date             (Loss)
-------------------    --------------------    --------------     --------------    --------------    --------------    ------------
Series of
 transactions:
    GCI *              Class A common stock    $  1,436,396       $        ---      $  1,436,396      $  1,436,396      $        ---
    GCI *              Class A common stock       3,955,895          6,567,586               ---               ---         2,611,691

*  Party-in-interest

See accompanying independent auditors' report.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                           GENERAL COMMUNICATION, INC.
                           QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

              Signature                                         Title                                 Date
--------------------------------------      --------------------------------------------      -------------------
/s/ Alfred J. Walker                        Plan Administrator                                   June 16, 2003
Alfred J. Walker